BIOHEART, INC.
September 21, 2007
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler, Assistant Director
Mail Stop 6010
Bioheart, Inc.
Registration Statement on Form S-1, Amendment No. 4
Filed September 6, 2007
File No. 333-140672
Dear Mr. Riedler:
I, William M. Pinon, President and Chief Executive Officer of Bioheart, Inc., a Florida corporation (the “Company”), am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 13, 2007, addressed to me, with respect to the above-referenced filing (the “SEC Comment Letter”). As discussed with Mr. Greg Belliston on September 19, 2007, the Company has included in this letter a description of the changes it intends to make in response to the Staff’s comments in Amendment No. 5, when filed.
For your convenience, the numbered responses set forth below contain each of the Staff’s comments in total, set off in italics, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the enclosed clean copy of Amendment No. 4 filed with the Commission on September 6, 2007.
FORM S-1
Use of Proceeds, page 41
1.      We note the net proceeds are anticipated to be $46.9 million. You have stated uses for only $30.1 million, and you state the balance will be “for general corporate purposes...” Please specify uses for more of the proceeds, and state an approximate dollar amount for each.
RESPONSE:      The Company intends to revise its disclosure on page 41 of Amendment No. 4 in response to the Staff’s comment as set forth below. Please note that language that has been revised or added is bracketed and appears in bold face and underlined print.
“We intend to use the net proceeds of this offering to fund the growth of our business, including:
•	approximately $17.0 million for the MARVEL Trial, which we currently estimate will be sufficient to complete this clinical trial;

•	approximately $4.3 million for projected payments pursuant to our license agreements and to further develop and protect our intellectual property portfolio;

Securities and Exchange Commission
September 21, 2007

•	approximately $2.3 million to commence Phase I clinical trials of MyoCell II with SDF-1, which we currently estimate will be sufficient to complete an initial Phase I clinical trial;

•	approximately $3.2 million for the further development, preclinical testing and/or commencement of Phase I clinical testing of our other pipeline product candidates, which we anticipate will be used in the next 24 months;

•	approximately $[6.0] million for development of a sales and marketing force;

•	[approximately $5.0 million for capital investments to automate certain of our cell culturing processes]; and

•	approximately $0.5 million for the repayment of accrued interest on the Bank of America Loan.
We intend to use the balance of the proceeds for general corporate purposes, including working capital needs and for potential acquisitions of new technologies or businesses or the establishment of new partnerships and joint ventures complementary to our business.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48
Financial Operations Overview, page 49
Stock-Based Compensation, page 50
2.      Consistent our prior comment four in our August 15, 2007 comment letter, please expand your disclosure to qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. Your disclosure should also be updated to include any options granted up to the date of filing the amendment.
RESPONSE:      The Company intends to revise its disclosure on pages 50-51 of Amendment No. 4 in response to the Staff’s comment. Please note that language that has been revised or added is bracketed and appears in bold face and underlined print.
“Stock-Based Compensation
Stock-based compensation reflects our recognition as an expense of the value of stock options and other equity instruments issued to our employees and non-employees over the vesting period of the options.
      We have granted to our employees options to purchase common stock at exercise prices equal to the fair market value of the underlying stock at the time of each grant, as determined by our Board of Directors, with input from management.
      [We granted stock options in 2005, during the first two quarters of 2006 and during part of the third quarter of 2006 at an exercise price of $5.67 per share. In part of the third quarter of 2006 and the fourth quarter of 2006, we granted stock options at an exercise price of $7.69 per share. During the first half of 2007, we granted stock options at an exercise price of $8.47 per share.]

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September 21, 2007

      In valuing the common stock, our Board of Directors considered a number of factors, including, but not limited to:
•	our financial position and historical financial performance;

•	the illiquidity of our capital stock as a private company;

•	arm’s length sales of our common stock;

•	the development status of our product candidates;

•	the business risks we face;

•	vesting restrictions imposed upon the equity awards;

•	an evaluation and benchmark of our competitors; and

•	the prospects of a liquidity event, such as a public offering.
      [A number of factors, including, but not limited to, our achievement of various clinical and operational milestones and an increase in the probability of our prospects for a liquidity event, contributed to increases in the fair value of our common stock as determined by our Board of Directors, from $5.67 to $7.69 in August 2006, from $7.69 to $8.47 in January 2007 and from $8.47 to our proposed offering price range. The following is a non-exhaustive summary of specific factors that contributed to changes in our Board’s determination of the fair value of our common stock:
     Change in Fair Value as of August 2006:
•	in June 2006, the manufacturing facility at which we anticipate culturing the vast majority of European MyoCell product inventory was opened;

•	in July 2006, we hired our current Chief Financial Officer, who commenced his employment in August 2006;

•	in July 2006, we acquired the exclusive right to negotiate with Tissue Genesis for an exclusive agreement to use, sell or lease the TGI 1200 and processes that use the TGI 1200 for the treatment of acute MI and heart failure; and

•	in August 2006, we commenced a private placement pursuant to which we sold shares of our common stock primarily to unrelated third parties at a price per share of $7.69.
     Change in Fair Value as of January 2007:
•	in January 2007, interim results of the SEISMIC and MYOHEART Trials were presented by the lead investigators of such trials;

•	in December 2006, we entered into an agreement with Tissue Genesis for the exclusive right to use, sell or lease the TGI 1200 and processes that use the TGI 1200 for the treatment of acute myocardial infarction and heart failure; and

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September 21, 2007

•	in December 2006 and January 2007, our perceived prospects of completing an initial public offering improved as our efforts to file a registration statement appeared to progress.
     As of June 25, 2007, the date the Board last assessed the fair value of our common stock in connection with a grant of stock options, the Board’s determination of the fair value of our common stock had not materially changed since January 2007. The $8.47 exercise price of the stock options granted to our new Vice President of Financial Operations in July 2007 was established in an offer letter sent on June 11, 2007. While we continued to achieve clinical and operational milestones, such as our hiring of our current Chief Executive Officer, the Board also considered our financial position, interim funding alternatives, delays we were experiencing in our efforts to complete an initial public offering and the effect of potential future offering delays on our product development timelines.
     Since June 25, 2007:
•	we have received clearance from the FDA to proceed with the MARVEL Trial;

•	we have announced additional interim results of the SEISMIC and MYOHEART Trials; and

•	our perception of our ability to complete and the likelihood of successfully completing an initial public offering has improved.]
     At the date of each option grant, our Board of Directors determined that the exercise price for each option was equivalent to the fair value of our common stock on such date. Our Board of Directors believes it properly valued our common stock in all periods, although we understand that the judgments required in such efforts necessarily involve an element of subjectivity. Contemporaneous valuations of our common stock by an unrelated party were not obtained because we were focusing our financial resources on expanding our business, and believed that our Board of Directors had considerable experience in the valuation of emerging companies.
      In December 2006 and February 2007, as part of our preparation for this offering and our 2005 and 2006 year-end audits, management retrospectively analyzed the fair value of our common stock as of December 31, 2005, September 30, 2006 and December 31, 2006. In performing these analyses, management utilized both a discounted cash flow methodology and a market multiple methodology. In preparing the discounted cash flow analysis, the key assumptions included a discount rate between 48% and 49%, an annual growth rate between 4% and 5% and a marketability discount of 30%. As part of the market multiples analysis, management developed a list of 19 companies that were considered comparable to us, and derived appropriate valuation multiples based on financial statements and stock data from the comparable companies. Those valuation multiples were then used to determine an implied total-invested-capital value for our company. From this amount, management derived a per share value for our common stock and then discounted the value of our common stock using a marketability discount of 30%. Based in part upon these analyses, we believe that our prior valuations of our common stock during these periods are appropriate.
      During 2005, 2006 and the first half of 2007, we recognized stock-based compensation expense of $2.0 million, $4.8 million and $695,000, respectively. A substantial portion of the expense recognized in 2006 relates to our issuance of common stock, stock options and stock warrants to an employee as part

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September 21, 2007

of a settlement in August 2006. We intend to grant stock options and other stock-based compensation in the future and we may therefore recognize additional stock-based compensation in connection with these future grants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”
Consolidated Financial Statements, page F-1
3.      Please have Grant Thornton LLP update their report and consent to remove the conditional language regarding the reverse stock split prior to going effective.
RESPONSE:      The Company respectfully acknowledges the Staff’s comment and plans to file an updated report and consent, without the conditional language regarding the reverse stock split, prior to going effective.
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In addition to the above changes, the Company anticipates including the following additional disclosure on pages 59 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) and 134 (Certain Relationships and Related-Party Transactions) regarding the following transaction completed by the Company in September 2007.
“[In September 2007, one of our directors, Dr. Samuel S. Ahn, and two of our current shareholders, or, collectively with Dr. Ahn, the New Guarantors, agreed to provide collateral valued at $750,000, $600,000 and $500,000, respectively, to secure the Bank of America Loan. The collateral provided by the New Guarantors fully replaced the collateral originally provided by Mr. Spencer and partially replaced the collateral originally provided by Dr. Murphy. The collateral provided by Dr. Murphy now secures $400,000 of the Bank of America Loan. Our agreements with the New Guarantors are identical in all respects to our agreements with the original Guarantors as described above, except that the New Guarantors do not have the right to compel us to repay the BlueCrest Loan or the Bank of America Loan. In consideration for providing the collateral, we issued to the New Guarantors warrants to purchase 3,250 shares of our common stock, or the New Guarantor Subject Shares, at an exercise price of $7.69 per share for each $100,000 of principal amount of the Bank of America Loan guaranteed by such New Guarantor. The number of New Guarantor Subject Shares are subject to increase in the same amount and under the same conditions as the Subject Shares underlying the warrants issued to the original Guarantors. The warrants have a ten-year term and are not exercisable until the date that is one year following the date the warrants were issued. In total, 60,118 warrants were issued to the New Guarantors, the fair value of which will be accounted for as additional paid in capital and reflected as a component of deferred loan costs to be amortized as interest expense over the term of the Bank of America Loan using the effective interest method.]”
Please note that, prior to going effective, in addition to Grant Thornton’s revised report and consent, the Company intends to file the following exhibits with the Registration Statement:
•	Exhibit 3.2 — the Form of Amended and Restated Articles of Incorporation to be in effect upon completion of this offering;

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September 21, 2007

•	Exhibit 4.2 — the Form of Common Stock Certificate;

•	Exhibit 5.1 — the Opinion of Hunton & Williams LLP;

•	Exhibit 10.23 — Loan Guarantee, Payment and Security Agreement, dated as of September 12, 2007, by and between the registrant and Samuel S. Ahn, M.D.;

•	Exhibit 10.24 — Loan Guarantee, Payment and Security Agreement, dated as of September 12, 2007, by and between the registrant and Dan Marino;

•	Exhibit 10.25 — Warrant to purchase shares of the registrant’s common stock issued to Samuel S. Ahn, M.D.;

•	Exhibit 10.26 — Warrant to purchase shares of the registrant’s common stock issued to Dan Marino;

•	Exhibit 10.27 — Loan Guarantee, Payment and Security Agreement, dated as of September 19, 2007, by and between the registrant and Jason Taylor; and

•	Exhibit 10.28 — Warrant to purchase shares of the registrant’s common stock issued to Jason Taylor.
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In addition, the Company acknowledges that:
      *      should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
      *      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
      *      the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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           Any comments or questions regarding the foregoing should be directed to David E. Wells at (305) 810-2591. Thank you very much for your assistance with this matter.

Sincerely, /s/ William M. Pinon William M. Pinon